Filing by PowerShares Exchange-Traded Fund Trust II pursuant to Rule 425 under the Securities Act of 1933.

Subject Companies:

Claymore Exchange-Traded Fund Trust

Claymore Exchange-Traded Fund Trust 2

Rydex ETF Trust

333-221698